ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 JAN 30 P 4: 49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

SUPPL

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		[redacted]
	Sie erhalten Transmission consists of	Seite(n) einschlie page(s) including	

06010542

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL

Datum/Date: **25.01.2006**

ERSTE BANK

AD HOC INFORMATION

Vienna, 25 January 2006

Nicht für die Publikation, Verteilung oder Veröffentlichung in Australien, Kanada, Japan oder den USA bestimmt

Die Erste Bank der oesterreichischen Sparkassen AG geht nach ersten Berechnungen davon aus, dass rund 60 Prozent der Bezugsrechte ausgeübt worden sind.

Diese Mitteilung stellt weder ein Angebot noch eine Einladung zum Bezug oder zum Kauf von Wertpapieren dar. Ein von der österreichischen Finanzmarktaufsichtsbehörde gebilligter Prospekt wurde am 10.1.2006 veröffentlicht und kann von Interessenten bei der Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Wien (Kassensaal, Informationsschalter) zu den üblichen Geschäftszeiten kostenlos bezogen werden. Im Zusammenhang mit dem Angebot von Wertpapieren der Erste Bank sind lediglich die Angaben im Prospekt verbindlich. Diese Mitteilung darf nicht in den Vereinigten Staaten von Amerika, Kanada, Japan und Australien veröffentlicht oder verbreitet werden. Die Wertpapiere und Bezugsrechte, auf die in dieser Mitteilung Bezug genommen wird, wurden und werden nicht nach dem US Securities Act 1933 idgF registriert und dürfen in den Vereinigten Staaten von Amerika mangels Registrierung oder Befreiung von der Registrierung nach dem US Securities Act 1933 nicht angeboten oder verkauft werden. Ein öffentliches Angebot der Wertpapiere in den Vereinigten Staaten von Amerika findet nicht statt.

Not for publication or distribution in Australia, Canada, Japan or the USA

Erste Bank der oesterreichischen Sparkassen AG estimates the current subscription level by existing shareholders at 60%.

" This press release does not constitute an offer of securities, nor a solicitation for an offer of securities. A prospectus that was approved by the Austrian Financial Markets Supervisory Authority was published on 10 January 2006. Interested persons can obtain a free copy of the prospectus from Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Wien (Kassensaal, Information desk) during business hours. In connection with the offer of securities of Erste Bank only the information contained in the prospectus is binding.This announcement may not be published or distributed in the United States, Canada, Japan or Australia. The securities and subscription rights to which this announcement relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. No public offering of the securities or subscription rights will be made in the United States."

Není určeno k publikaci, distribuci nebo zveřejnění v Austrálii, Kanadě, Japonsku a v USA

Erste Bank der oesterreichischen Sparkassen AG informuje, že podle prvních propočtů bylo využito kolem 60 % upisovacích práv.

Toto sdělení nepředstavuje ani nabídku, ani výzvu k upisování nebo koupi cenných papírů. Prospekt, který byl schválen rakouským Úřadem pro dohled nad finančním trhem (Finanzmarktaufsicht), byl uveřejněn dne 10. 1. 2006 a bude bezplatně poskytnut zájemcům u společnosti Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vídeň (pokladní sál, informační přepážka) v běžných úředních hodinách. V souvislosti s nabídkou cenných papírů společnosti Erste Bank jsou závazné pouze údaje uvedené v prospektu. Toto sdělení nesmí být zveřejněno nebo rozšiřováno ve Spojených státech amerických, Kanadě, Japonsku nebo Austrálii. Cenné papíry nebo přednostní práva k upisování akcií, jichž se toto sdělení týká, nebyly a nebudou registrovány podle amerického zákona o cenných papírech (US Securities Act 1933) ve znění pozdějších předpisů, a vzhledem k tomu, že nejsou registrovány podle US Securities Act 1933 a nevztahuje se na ně ani příslušná výjimka z registrace podle US Securities Act 1933, nesmějí být ve Spojených státech amerických nabízeny nebo prodávány. Cenné papíry se nebudou veřejně nabízet ve Spojených státech amerických.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

ERSTE BANK
ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Seite(n) einschließlich dieser.
Transmission consists of page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **25.01.2006**